Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Provides Update on Elemental Offer

Vancouver, British Columbia – April 11, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”, or the “Company”) is pleased to announce the conclusion of key regulatory approvals in connection with the conditions of the Company’s offer (the “Offer”) to acquire all of the outstanding common shares of Elemental Royalties Corp. (TSXV:ELE) (“Elemental”), together with the associated rights issued under Elemental’s shareholder rights plan.

The Company has received a “no action” letter from the Foreign Investment Review Board of the Government of Australia advising that the transactions in respect of the Offer are not subject to the Foreign Acquisitions and Takeovers Act 1975 (Australia). Additionally, after consulting its advisors and reviewing relevant publicly available information regarding Elemental, the Company has determined that a pre-merger notification and application under the Competition Act (Canada) are not required with respect to the Offer.

In connection with the foregoing and as a result of revisions made to the conditions of the Offer through the filing of Amendment No. 1 to the Company’s Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”), the Company filed today a Notice of Variation and Change with respect to its Offer. The revisions contained therein do not change the scope of the conditions of the Offer in any material respect. The Notice of Variation and Change also provides additional disclosure, including, among other things, updated unaudited pro forma condensed combined financial statements that reflect the most recent fiscal periods of each of Gold Royalty and Elemental. .

The Offer remains open for acceptance until 5:00 p.m. (Toronto time) on April 27, 2022, unless the Offer is abridged, extended or withdrawn.

For further information regarding the Offer, please see the Company’s Offer and Circular dated January 11, 2022, as supplemented by the notice of change dated January 21, 2022, and as further supplemented and varied by the Notice of Variation and Change dated April 11, 2022 (collectively, the “Offer Documents”), available on SEDAR at www.sedar.com and on Gold Royalty’s website at www.goldroyalty.com/elemental-offer/. Elemental shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety, since they contain additional important information regarding Gold Royalty and the terms and conditions of the Offer, as well as detailed instructions on how Elemental shareholders can tender their Elemental Shares to the Offer.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

For Elemental shareholders who have questions or require additional information, please contact:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

E-mail: assistance@laurelhill.com

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Offer Documents.

Notice to U.S. Elemental Shareholders

Gold Royalty has filed with the SEC a Registration Statement on Form F-4, as amended by Amendment No. 1 (the “Registration Statement”), which contains a prospectus relating to the offer to acquire the securities of Elemental, under the U.S. Securities Act of 1933, as amended. SHAREHOLDERS OF ELEMENTAL AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and take-over bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Elemental should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. The Offer Documents may not describe these tax consequences fully. Elemental shareholders should read any tax discussion in the Offer Documents, and holders of Elemental shares are urged to consult their tax advisors.

An Elemental shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Gold Royalty is incorporated in Canada, some or all of Gold Royalty’s officers and directors and some or all of the experts named in the Offer Documents reside outside of the United States, and a substantial portion of Gold Royalty’s assets and of the assets of such persons are located outside the United States. Elemental shareholders in the United States may not be able to sue Gold Royalty or its officers or directors in a non-U.S. court for violation of United States federal securities laws.

It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE GOLD ROYALTY SHARES OFFERED IN THE OFFER DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFER DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Elemental shareholders should be aware that, during the period of the Offer, Gold Royalty or its affiliates, directly or indirectly, may bid for, or make purchases of, the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories and the United States, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

Cautionary Statement on Forward-Looking Information

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including among others, statements regarding the satisfaction of the conditions of the Offer and the anticipated timing, benefits and effects of the completion of the Offer, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in the Offer Documents, Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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